

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Mitchell Arnold
Vice President of Finance
Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, New York 10036

> **Re: Petros Pharmaceuticals, Inc.**
> **Registration Statement Form S-3**
> **Filed January 29, 2021**
> **File No. 333-252573**

Dear Mr. Arnold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences